FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-159167

THE GC NET LEASE REIT, INC.

SUPPLEMENT NO. 10 DATED OCTOBER 1, 2010

TO THE PROSPECTUS DATED NOVEMBER 6, 2009

This document supplements, and should be read in conjunction with, the prospectus of The GC Net Lease REIT, Inc. dated November 6, 2009, Supplement No. 7 thereto dated July 12, 2010, Supplement No. 8 thereto dated August 20, 2010, and Supplement No. 9 thereto dated September 3, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering and the ownership of our operating partnership;

•	our acquisition of the ITT Property; and

•	the appointment of a new President of our sponsor.

Status of Our Offering and Ownership of Our Operating Partnership

Through September 27, 2010, we have received aggregate gross offering proceeds of approximately $12.37 million, which includes approximately $2.36 million from a private offering of our shares, which terminated on November 6, 2009, and approximately $10.0 million in our initial public offering.

We commenced our initial public offering of shares of our common stock on November 6, 2009. As of September 27, 2010, in connection with our initial public offering, we have issued 1,003,159 shares of our common stock for gross proceeds of approximately $10.0 million. As of September 27, 2010, approximately 81.5 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond November 6, 2011, which is two years after the effective date of this offering, unless extended by our board of directors for an additional year as permitted under applicable law. We also reserve the right to terminate the initial public offering at any time.

As of September 27, 2010, we own 28.3% of the limited partnership units of our operating partnership, The GC Net Lease REIT Operating Partnership, L.P., and certain affiliates of our sponsor, Griffin Capital Corporation, including our President and Chairman, Kevin A. Shields, our Vice President — Acquisitions, Don Pescara and David C. Rupert, the President of our sponsor, own 59.7% of the limited partnership units of our operating partnership. The remaining 12.0% of the limited partnership units are owned by third parties.

Acquisition of ITT Property

On September 23, 2010, we, through our operating partnership, closed on the purchase of an approximately 35,800 rentable square foot single-story office facility located in Los Angeles (Sylmar), California (the “ITT Property”) from an unaffiliated third party. The ITT Property is 100% leased on a triple net lease basis to a single tenant, ITT Educational Services, Inc. (“ITT”). The acquisition price for the ITT Property was $7.8 million, which includes a $350,000 reserve requirement for deferred maintenance. The acquisition price was supported by an independent, third-party appraisal. The purchase price and the acquisition fees and expenses paid in connection with the acquisition were partially funded using $5.07 million in debt obtained from our credit facility with KeyBank National Association, with the remainder from proceeds from our initial public offering.

As described above, we withdrew an additional amount from our current credit facility with KeyBank National Association to help fund the acquisition of the ITT Property. The term of such loan is three years, and it will bear interest at a fixed rate of 5.75%. The terms of the credit facility with KeyBank National Association are described with more particularity in Supplement No. 9 to the prospectus dated September 3, 2010. This draw on the credit facility brings the total amount of funds drawn by us from such facility to $21.97 million.

ITT is a publicly-traded, leading private college system focused on technology-oriented programs of study and operates over 121 educational campuses and four learning centers in 37 states. The ITT Property was originally constructed in 1996 as a build-to-suit for ITT. Since 1996, ITT has utilized the ITT Property as its principal educational campus serving the entire San Fernando and Santa Clarita Valleys. The ITT Property was recently expanded and renovated in 2010, including the addition of 5,785 square feet for construction of additional classrooms, a library and expansion of the student lounge, and renovation of existing classroom and computer lab space. The ITT Property’s parking ratio of 8.6 spaces per 1,000 square feet provides a unique competitive tenant retention advantage for us, as there are no properties of similar or greater size that are zoned for office use within a 20 mile radius that contain such a high parking ratio. This is a very attractive parking ratio for ITT in its use of the ITT Property in the future and meets its parking needs. Further, in order to obtain the building permits required to complete the recent expansion, the previous owner and ITT endured a lengthy zoning variance process to allow ITT to reduce the parking ratio to 8.6 spaces per 1,000 square feet as compared to the 14 spaces per 1,000 square feet currently required by the City of Los Angeles for a trade school, making the ITT Property exceedingly difficult to replace within Los Angeles City limits.

The ITT Property is located an approximately 3.5 acre tract of land in Los Angeles County approximately 20 miles northwest of downtown Los Angeles, in a strategic location with high visibility along Interstate 5. The ITT Property is situated within one mile of three additional major highways (Interstate 405, Interstate 210 and California State Route 118), which allows ITT to draw from a pool of over 2 million people residing in the San Fernando and Santa Clarita Valleys and provides access to the greater Los Angeles area and beyond.

The ITT lease commenced in 1996 and pursuant to an amendment now expires in August 2016. The ITT lease requires the tenant to pay an annual triple-net base rent of $761,505 ($21.28 per rentable square foot) for the remaining duration of the primary term. ITT has an option to renew the ITT lease for an additional five years at a fixed triple-net base rental rate of $24.51 per rentable square foot. Upon a renewal, we must provide ITT with a refurbishment allowance in the amount of $7.50 per rentable square foot. Based upon the annual triple-net base rent payable to us and the acquisition price of $7.8 million, the implied initial capitalization rate is approximately 9.76%.

The market and demographic data contained in this description of the ITT Property was primarily obtained from the appraisal of the property. Although we believe this independent source is reliable as of its date of issuance, the market and demographic information contained therein has not been independently verified, and we cannot ensure the accuracy or completeness of this information. As a result, you should be aware that the market and demographic data contained in this description, and beliefs and estimates based on such data, may not be reliable.

Our advisor earned $195,000 in acquisition fees, and is entitled to reimbursement of $39,000 in acquisition expenses in connection with the acquisition of the ITT Property. Our advisor temporarily deferred the acquisition fee and expense reimbursements.

Appointment of New President of Our Sponsor

On September 13, 2010, Kevin A. Shields became the Chairman and Chief Executive Officer of Griffin Capital Corporation, our sponsor, and David C. Rupert was appointed to assume Mr. Shields’ previous position as President of our sponsor. Accordingly, our prospectus is hereby revised as follows:

Revision to Description of Our Management

The second sentence in the biography of Mr. Shields located in the “Management – Executive Officers and Directors” section of our prospectus is restated as follows:

Mr. Shields is also the Chairman and Chief Executive Officer of our sponsor, which he founded in 1995, and has been the President of our advisor since August 2008.

Revisions to Description of Affiliated Companies

The discussion of our sponsor located in the “Management – Affiliated Companies – Our Sponsor and its Principals” section of our prospectus is revised as follows:

The table on page 73 of our prospectus is removed and replaced with the following:

Name	Age	Position(s)
Kevin A. Shields	52	Chairman of the Board, Chief Executive Officer and Sole Director

David C. Rupert	53	President

Michael J. Escalante	50	Chief Investment Officer

Joseph E. Miller	47	Chief Financial Officer

Mary P. Higgins	51	Vice President, General Counsel and Secretary

Don G. Pescara	47	Managing Director — Acquisitions

David W. Ford	56	Managing Director — Equity Sales

Julie A. Treinen	50	Managing Director — Asset Management

Louis K. Sohn	34	Vice President — Acquisitions

Travis W. Bushman	32	Vice President — Asset Management

The following biography for Mr. Rupert is inserted on page 73 of our prospectus after the first paragraph following the above table:

David C. Rupert is the President of our sponsor, having re-joined the firm in September 2010. Mr. Rupert’s 30 years of commercial real estate and finance experience includes over $4 billion of transactions executed on four continents: North America, Europe, Asia and Australia. From 2009 to 2010, Mr. Rupert co-headed an opportunistic hotel fund in partnership with The Olympia Companies, a hotel owner-operator with more than 800 employees, headquartered in Portland, Maine. From 2008-2009 Mr. Rupert was a partner in a private equity firm focused on Eastern Europe, in particular extended stay hotel and multifamily residential development, and large scale agribusiness in Ukraine. Mr. Rupert previously served as Chief Operating Officer of our sponsor from 2000-2008. From 1999-2000, Mr. Rupert served as President of CB5, a real estate and restaurant development company that worked closely with the W Hotel division of Starwood Hotels. From 1997-1998 Mr. Rupert provided consulting services in the U.S. and UK to Lowe Enterprises, a Los Angeles-headquartered institutional real estate management firm. From 1986-1996, Mr. Rupert was employed at Salomon Brothers in New York, where he served in various capacities, including the head of REIT underwriting, and provided advice, raised debt and equity capital and provided brokerage and other services for leading public and private real estate institutions and entrepreneurs. Since 1984 Mr. Rupert has served on the Advisory Board to Cornell University’s Endowment for Real Estate Investments, and in August 2010 Mr. Rupert was appointed Co-Chairman of this Board. For more than 15 years, Mr. Rupert has lectured in graduate-level real estate and real estate finance courses in Cornell’s masters-level Program in Real Estate, where he is a founding Board Member. Mr. Rupert received his B.A. degree from Cornell in 1979 and his M.B.A. from Harvard in 1986.

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